PINE VALLEY APPOINTS NEW DIRECTOR

VANCOUVER, BRITISH COLUMBIA, August 11, 2005 — Pine Valley Mining Corporation (TSX-V: PVM; NASD OTC: PVMCF) (the “Company” or “Pine Valley”) is pleased to announce the addition of Robert Armstrong, CA, to its board of directors effective July 28, 2005 following his election at the Company’s annual general meeting. Mr. Armstrong is currently Vice-President, Finance and Chief Financial Officer of Snack Alliance Inc., a premium private label snack food provider, where he has been involved in capital raising, mergers and acquisitions, and developing and implementing the company’s growth strategy.

Mr. Armstrong also has direct experience in the coal mining industry, having worked for BC Coal and Westar Mining Limited where he held senior management positions with responsibilities including capital planning and budgeting. Westar operated the Greenhills and Balmer mines which produced both metallurgical and thermal coal for the Japanese and Korean markets. Mr. Armstrong is a Chartered Accountant with a public accounting background having articled and worked for Deloitte & Touche.

Jeffrey Fehn, Chairman, commented, “We are delighted that Bob has joined our board. Not only does he bring us additional accounting and financial expertise, but we also think Bob’s experience in the coal industry and as a CFO of a rapidly growing company will prove very useful to our own efforts to manage growth successfully. With Bob’s strong financial background, we are also pleased that he has agreed to chair the Company’s audit committee. Our board and management team look forward to working closely with Bob and are confident that he has the ability, experience, and enthusiasm to assist the Company in building shareholder value.”

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors affecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada

Company e-mail contact: pinevalley@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.